

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 28, 2008

By U.S. Mail and facsimile to (630) 375-4940

Ms. Amy T. Forster
Chief Financial Officer
Westell Technologies, Inc.
750 N. Commons Drive
Aurora, IL 60504

> **RE:** **Westell Technologies, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **and Document Incorporated by Reference**
> **Filed June 16, 2008**
> **File No. 000-27266**

Dear Ms. Forster:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,
>
> /s/ Robert Bartelmes
>
> Robert Bartelmes
> Senior Financial Analyst